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                                                                    EXHIBIT 8(2)

                          BROBECK, PHLEGER & HARRISON
                             TWO EMBARCADERO PLACE
                                  2200 GENG RD
                            PALO ALTO, CA 94303-0913
                           TELEPHONE: (415) 424-0160
                           FACSIMILE: (415) 496-2885

                                October 24, 1994

Anthem Electronics, Inc.
1160 Ridder Park Drive
San Jose, CA 95131

Gentlemen:

     You have requested our opinion as to certain of the federal income tax consequences to Arrow Electronics, Inc., a New York corporation ("Parent"), Anthem Electronics, Inc., a Delaware corporation (the "Company"), and the shareholders of the Company, resulting from the consummation of the merger (the "Merger") of MTA Acquisition Company, a Delaware corporation and a wholly-owned subsidiary of Parent ("Sub"), with and into the Company pursuant to the Agreement and Plan of Merger, dated as of September 21, 1994, by and among Parent, Sub and the Company (the "Merger Agreement"). Except as otherwise provided, capitalized terms not defined herein have the meanings set forth in the Merger Agreement or in the certificates dated October 24, 1994, which have been delivered to us by Parent, Sub and the Company for purposes of this opinion and which contain certain representations of Parent, Sub and the Company (the "Officer's Certificates"). All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the "Code").

     We have acted as legal counsel to the Company in connection with the Merger and have assisted in the preparation of the Proxy Statement to be used in connection with the Merger, including the description of certain federal income tax consequences resulting therefrom contained therein under the headings "Certain Federal Income Tax Consequences". As such, and for the purpose of rendering this opinion, we have examined (or will examine on or prior to the Effective Time of the Merger) and are relying (or will rely) upon (without any independent investigation or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents:

     1. The Merger Agreement and the Proxy Statement and such other statements concerning the Merger that have come to our attention during our engagement;

     2. Representations made to us by Parent and Sub in the Officer's Certificate reproduced as Exhibit A hereto, which representations shall, by the terms of such Officer's Certificate, be true and correct at all times through the Effective Time of the Merger except to the extent that we have received written notification to the contrary from the appropriate officer;

     3. Representations made to us by the Company in the Officer's Certificate reproduced as Exhibit B hereto, which representations shall, by the terms of such Officer's Certificate, be true and correct at all times through the Effective Time of the Merger except to the extent that we have received written notification to the contrary from the appropriate officer;

     4. Representations made by certain affiliates of the Company in written agreements delivered to Parent pursuant to Section 5.6 of the Agreement;
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     5.  An opinion of counsel, received by Parent from Winthrop, Stimson,
Putnam & Roberts, substantially identical in substance to this opinion (the "WSP&R Tax Opinion"); and

     6. Such other instruments and documents related to the formation, organization and operation of Parent, the Company and Sub or to the consummation of the Merger and the transactions contemplated thereby as we have deemed necessary or appropriate.

     In connection with rendering this opinion, we have assumed or obtained representations (and we are relying thereon, without any independent investigation or review thereof) that:

     1. Original documents (including signatures) are authentic, documents submitted to us as copies conform to the original documents, and there has been (or will be by the Effective Time of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to effectiveness thereof;

     2. The Merger will be effective under the laws of the State of Delaware and will be effected in the manner described in the Proxy Statement and in accordance with the provisions of the Merger Agreement;

     3. The shareholders of the Company do not, and will not on or before the Effective Time of the Merger, have an existing plan or intent to dispose of an amount of Parent Common Stock to be received in the Merger (or to dispose of capital stock of the Company in anticipation of the Merger) such that the shareholders of the Company will not receive and retain a meaningful continuing equity ownership in Parent that is sufficient to satisfy the continuity of interest requirement as specified in Treas. Reg. sec.1.368-1(b) and as interpreted in certain Internal Revenue Service rulings and federal judicial decisions;

     4. After the Merger, the Company will hold "substantially all" of its and Sub's properties within the meaning of Section 368(a)(2)(E)(i) of the Code and the regulations promulgated thereunder;

     5. To the extent any expenses relating to the Merger (or the "plan of reorganization" within the meaning of Treas. Reg. sec.1.368-1(c) with respect to the Merger) are funded directly or indirectly by a party other than the incurring party, such expenses will be within the guidelines established in Revenue Ruling 73-54, 1973-1 C.B. 187; any expenses paid on behalf of shareholders of the Company will not exceed one percent (1%) of the total consideration that will be issued in the Merger to shareholders of the Company in exchange for their shares of stock of the Company;

     6. No shareholder of the Company guaranteed any indebtedness of the Company outstanding during the period immediately prior to the Merger, and at all relevant times, including as of the Effective Time of the Merger, and at all relevant times, including as of the Effective Time of the Merger, (i) no outstanding indebtedness of the Company, Parent or Sub has represented or will represent equity for tax purposes; and (ii) no outstanding equity of the Company, Parent or Sub has represented or will represent indebtedness for tax purposes;

     7. The WSP&R Tax Opinion has been concurrently delivered and not withdrawn.

     Pursuant to the Merger Agreement, (i) the separate existence of Sub shall cease, Sub shall be merged with and into the Company and the Company will become a wholly-owned subsidiary of Parent, (ii) each issued and outstanding share of the capital stock of Sub shall be converted into and become one fully paid and nonassessable share of Company Common Stock, (iii) each share of Company Common Stock owned by the Company as treasury stock and any shares of Company Common Stock owned by Parent, Sub or wholly-owned subsidiary of the Company or Parent shall be canceled and retired and shall cease to exist and no stock of Parent or other consideration shall be delivered as consideration in exchange therefor,
(iv) all shares of Parent Common Stock, if any, owned by the Company shall be unaffected by the Merger, (v) subject to Section 2.2(e) of the Merger Agreement, each issued and outstanding share of Company Common Stock (other than shares to be canceled as described above) shall be converted into the right to receive
0.875 shares of Parent Common Stock or such other number of shares of Parent Common Stock as is properly
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determined under Section 2.1(c) of the Merger Agreement, (vi) each share of
Parent Common Stock issued pursuant to the Merger shall entitle the holder thereof to the corresponding number of rights (the "Parent Rights") to purchase shares of Participating Preferred Stock of Parent pursuant to the Rights Agreement dated as of March 2, 1988, as amended, between parent and Chemical Bank (formerly Manufacturers Hanover Trust Company), as Rights Agent, and (vii) pursuant to Section 2.2(e) of the Merger Agreement, the stockholders of the Company shall receive cash in lieu of fractional interests in Parent Common Stock to which they would otherwise be entitled.

     Based on our examination of the foregoing items and subject to the assumptions, exceptions, limitations and qualifications set forth herein, we are of the opinion that, for federal income tax purposes:

          (i) the Merger will constitute a reorganization within the meaning of
     Section 368(a) of the Code, and Parent, Sub and the Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

          (ii) no gain or loss will be recognized by Parent, Sub or the Company in the Merger;

          (iii) no gain or loss will be recognized by the stockholders of the Company upon their receipt of Parent Common Stock in exchange for their Company Common Stock, except that stockholders who receive cash in lieu of fractional interests in Parent Common Stock will recognize gain or loss equal to the difference between such cash proceeds and the tax basis allocated to their fractional share interests, and such gain or loss will constitute capital gain or loss if their Company Common Stock is held as a capital asset at the Effective Time;

          (iv) the tax basis of the shares of Parent Common Stock (including fractional share interests) received by the stockholders of the Company will be the same as the tax basis of their Company Common Stock exchanged therefor; and

          (v) the holding period of Parent Common Stock in the hands of the Company stockholders will include the holding period of their Company Common Stock exchanged therefor, provided such Company Common Stock is held as a capital asset at the Effective Time.

     In addition to the assumptions set forth above, this opinion is subject to the exceptions, limitations and qualifications set forth below.

     1. This opinion represents and is based upon our best judgment regarding the application of federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not successfully assert a contrary position. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws.

     2. This opinion does not address state, local or foreign tax consequences that may result from the Merger. In addition, no opinion is expressed as to any federal income tax consequence of the Merger except as specifically set forth herein and this opinion may not be relied upon except with respect to the consequences specifically discussed herein.

     3. This opinion addresses only the classification of the Merger as a reorganization under Section 368(a) of the Code, and does not address any other federal, state, local or foreign tax consequences that may result from the Merger or any other transaction (including any transaction undertaken in connection with the Merger). In particular, we express no opinion regarding (i) whether and the extent to which any stockholder of the Company who has provided or will provide services to the Company, Parent or Sub will have compensation income under any provision of the Code; (ii) the effects of such compensation income, including but not limited to the effect
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upon the basis and holding period of the Parent stock received by any such shareholder in the Merger; (iii) the potential application of the "golden parachute" provisions (Sections 280G, 3121(v)(2) and 4999) of the Code, the alternative minimum tax provisions (Sections 55, 56 and 57) of the Code or Sections 305, 306, 357, 424, and 708, or the regulations promulgated thereunder;
(iv) certain corporate level tax consequences of the Merger to Parent, Sub or the Company, including without limitation the survival and/or availability, after the Merger, of any of the federal income tax attributes or elections of the Company, after application of any provision of the Code, as well as the regulations promulgated thereunder and judicial interpretations thereof; (v) the basis of any equity interest in the Company acquired by Parent in the Merger;
(vi) the tax consequences of any transaction in which Company stock or a right to acquire Company stock was received; and (vii) the tax consequences of the Merger (including the opinion set forth above) as applied to particular stockholders of the Company and/or holders of options or warrants for the Company stock or that may be relevant to particular classes of the Company stockholders and/or holders of options or warrants for the Company stock such as dealers in securities, corporate stockholders subject to the alternative minimum tax, foreign persons, and holders of shares acquired upon exercise of stock options or in other compensatory transactions.

     4. No opinion is expressed as to any transaction other than the Merger as described in the Merger Agreement or to any transaction whatsoever, including the Merger, if all the transactions described in the Merger Agreement are not consummated in accordance with the terms of such Merger Agreement and without waiver or breach of any material provision thereof or if all of the representations, warranties, statements and assumptions upon which we relied are not true and accurate at all relevant times. In the event any one of the statements, representations, warranties or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

     5. This opinion has been delivered to you in accordance with Section 6.2(b) of the Merger Agreement. We hereby consent to (i) the filing of this opinion with the SEC as an exhibit to the S-4 and (ii) the reference to our firm under the headings "Certain Federal Income Tax Consequences" in the Proxy Statement that constitutes part of the S-4. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under
Section 7 of the Securities Act.

                                          Very truly yours,

                                          BROBECK, PHLEGER & HARRISON